UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On June 9, 2015, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 4: Discussion of the 2014 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2014, as prepared in accordance with Dutch law.

Affimed shareholders approved the adoption of the financial statements for the financial year 2014.

Agenda item 6: Discharge of the managing directors for their management during the financial year 2014.

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2014.

Agenda item 7: Discharge of the supervisory directors for their supervision during the financial year 2014.

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2014.

Agenda item 8: Appointment of a new supervisory director: Dr. Ulrich M. Grau.

Affimed shareholders approved the appointment of a new supervisory director: Dr. Ulrich M. Grau.

Agenda item 9: Appointment of the auditor for the financial year 2015.

Affimed shareholders approved the appointment of the auditor for the financial year 2015.

Agenda item 10: Authorization to acquire shares.

Affimed shareholders approved the authorization to acquire common shares.

Resignation of Supervisory Director

On June 9, 2015, Dr. Michael Sheffery advised our company that he will resign from his position as a member of our Supervisory Board, ending his service as a supervisory director of our company on June 29, 2015. Our supervisory board has been advised by Dr. Sheffery that such decision is not due to any disagreement with our company.

Appointment of Dr. Ulrich M. Grau to Supervisory Board

On June 9, 2015, Dr. Grau informed the Company that he will accept his role as a member of our Supervisory Board on July 1, 2015. On June 9, 2015, Dr. Grau accepted his appointment per the Annual General Meeting of Shareholders effective as of July 1, 2015. Dr. Grau’s term as a member of our Supervisory Board will begin on July 1, 2015 and will end upon the Annual General Meeting of Shareholders to be held in 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, June 10, 2015.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer